SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13E-3

(Amendment No. 1)

(Rule 13e-3)

RULE 13e-3 TRANSACTION STATEMENT UNDER

SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

Granite Falls Energy, LLC

(Name of Issuer)

Granite Falls Energy, LLC

(Name of Person(s) Filing Statement)

Membership Units

(Title of Class of Securities)

Not Applicable

(CUSIP Number of Class of Securities)

Bill Hanigan

Hanigan & Logan, LLP

500 East Court Avenue, Suite 130

Des Moines, Iowa 50309

515-705-4191

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of Persons Filing Statement)

This statement is filed in connection with (check appropriate box):

a.  ☒ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. ☐ The filing of a registration statement under the Securities Act of 1933.

c. ☐ A tender offer.

d. ☐ None of the above.

Check the following box if the solicitation materials or information statement referred to in checking box (a) are preliminary copies.  ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

INTRODUCTION

This Amendment No. 1 to Rule 13E-3 Transaction Statement on Schedule 13E-3 (as amended, “Schedule 13E-3") is being filed by Granite Falls Energy, LLC, a Minnesota limited liability company, pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 13E-3 thereunder. We are proposing that our unit holders approve a proposed Seventh Amended and Restated Operating Agreement (the “Proposed Operating Agreement”) that will result in a reclassification of our Units into newly authorized Class A, Class B and Class C Units (the “Reclassification”). If the Reclassification is completed, the Units of our unit holders of record who hold 21 or more of our Units will be reclassified as one Class A Unit for each Unit held by such unit holders immediately before the effective time of the Reclassification. The Units of our unit holders of record who hold 10 to 20 Units will be reclassified as one Class B Unit for each Unit held by such unit holders immediately before the effective time of the Reclassification. The Units of our unit holders of record who hold 9 or less Units will be reclassified as one Class C Unit for each unit held by such unit holders immediately before the effective time of the Reclassification. The effect of the reclassification will be to reduce the record number of unit holders of our existing Units to less than 300, which will allow us to terminate our Securities and Exchange Commission (“SEC”) reporting obligations.

This Schedule 13E-3 is being filed with the SEC concurrently with Amendment No. 1 to the preliminary proxy statement filed by the Company on August 29, 2022 (as amended, the “Proxy Statement”) pursuant to Regulation 14A under the Exchange Act, pursuant to which our members will be given notice of the meeting at which they will be asked to approve the Reclassification and the Proposed Operating Agreement, and to transact any other business properly brought before the meeting.

The information contained in the proxy statement is hereby expressly incorporated herein by reference and the responses to each item are qualified in their entirety by reference to the information contained in the proxy statement. As of the date hereof, the proxy statement is in preliminary form and is subject to completion or amendment. This Schedule 13E-3 will be amended to reflect such completion or amendment of the proxy statement.

All parenthetical references under the various Items contained in this Schedule 13E-3 are references to the corresponding Items contained in Regulation M-A under the Exchange Act.

TRANSACTION STATEMENT

ITEM 1. SUMMARY TERM SHEET

(Reg. M-A 1001)

The information set forth in the Proxy Statement under the captions "QUESTIONS AND ANSWERS ABOUT THE RECLASSIFICATION" and "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION" is hereby incorporated herein by reference.

ITEM 2. Subject Company Information

(Reg. M-A 1002)

(a)	The information set forth in the Proxy Statement under the caption "QUESTIONS AND ANSWERS ABOUT THE RECLASSIFICATION–Who Can Help Answer My Questions" is hereby incorporated herein by reference.

(b)	The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Overview" is hereby incorporated herein by reference.

(c)	There is no public trading market for our units. To facilitate trading, we have created an online service designed to comply with federal tax laws and IRS regulations for establishing a “qualified matching service” (QMS) as well as state and federal securities laws. There are detailed timelines and procedures that must be followed under the QMS rules with respect to offers and sales of units. All transactions must comply with the QMS rules and our operating agreement and are subject to approval by the Board. Our QMS consists of an electronic bulletin board that provides information to prospective sellers and buyers of our units. We do not receive any compensation for creating or maintaining the QMS. We do not become involved in purchase or sale negotiations arising from the QMS. We do not characterize ourselves as being a broker or dealer in an exchange or give advice regarding the merits or shortcomings of any particular transaction. We do not receive, transfer or hold funds or securities as an incident of operating the QMS. We do not use the bulletin board to offer to buy or sell securities other than in compliance with the securities laws, including any applicable registration requirements. We have no role in effecting the transactions beyond approval required under our operating agreement and issuing new certificates.

(d)	The payment of distributions to members by Granite Falls Energy, LLC is within the discretion of the Board of Granite Falls Energy, LLC, and there is no assurance of any distributions from Granite Falls Energy, LLC. The Company cannot be certain if or when it will be able to make additional distributions.

The payment of distributions is also subject to Granite Falls Energy, LLC’s compliance with various covenants and requirements of Granite Falls Energy, LLC's credit and loan agreements, and it is possible that those covenants and requirements will at times prevent Granite Falls Energy, LLC from paying a distribution to its members if Granite Falls Energy, LLC fails to meet certain financial metrics or is in default under the provisions of the credit and loan agreements. Over the last two years, Granite Falls Energy, LLC made a distribution in January 2022 equal to $330.00 per Unit and a distribution in July 2022 equal to $600.00 per Unit.

(e)	Not applicable.

(f)	Neither we nor anyone acting on our behalf has repurchased any of our outstanding units during the past two years.

ITEM 3. Identity and Background of Filing Person.

(Reg. M-A 1003(a) through (c))

(a)	The information set forth in the Proxy Statement under the captions "QUESTIONS AND ANSWERS ABOUT THE RECLASSIFICATION" is hereby incorporated by reference. The Proxy Statement, The following table identifies (i) each governor of the Company, (ii) each executive officer of the Company as of [insert date], 2022. The address for all governors and executive officers is the Company’s principal executive offices located at 15045 Highway 23 SE, Granite Falls, Minnesota and the telephone number is 320-564-3100.

Governors and Executive Officers of Granite Falls Energy, LLC

Leslie Bergquist	Governor
Dean Buesing	Governor, Secretary
Jeffrey Oestmann	Chief Executive Officer & General Manager
Paul Enstad	Governor & Chairman
David Forkrud	Governor
Sherry Jean Larson	Governor
Stacie Schuler	Chief Financial Officer
Martin Seifert	Alternate Governor
Rodney Wilkison	Governor & Vice Chairman
Kenton Johnson	Governor
Bruce LaVigne	Governor
Robin Spaude	Governor

(b)	Not applicable.

(c)	Set forth below is certain information with respect to our governors and executive officers, including (i) Current principal occupation or employment and the name, principal business and address of any corporation or other organization in which the employment or occupation is conducted; and (ii) material occupations, positions, offices or employment during the past five years, including the starting and ending dates of each and the name, principal business and address of any corporation or other organization in which the occupation, position, office or employment was carried on. None of our governors or executive officers has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors). None of our governors or executive officers has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. All of our governors and executive officers are U.S. citizens.

Dean Buesing - Governor. Mr. Buesing has served as a governor of the Company since 2009. Mr. Buesing and his brother have been farming near Granite Falls since 1973, raising corn and soybeans. Since 1980, he has served as president of Buesing Farms, Inc. located at 5027 Hwy 67, Granite Falls, Minnesota 56241-1661. He is also president of Buesing-Buesing, LLC, which is a farming operation formed in 2006. In 2007, Buesing Ag Partnership was formed, in which he is a partner with his brother and nephew. Mr. Buesing was a director of Minnesota Corn Processors, LLC, an ethanol production facility located near Marshall, Minnesota from 1998 until 2002 when it was bought by Archer Daniels Midland. While a director of Minnesota Corn Processors, LLC, he also served on the long- range planning and development committee. From 2007 to 2011, Mr. Buesing served as a director and secretary of SW Energy, LLC, a development stage ethanol production facility located near McCook, Nebraska. From 1992 to 2000, he was also a director and treasurer of Yellow Medicine Soybean Growers. He is also currently a member of the Minnesota Soybean and Corn Growers Associations. Mr. Buesing previously served as a governor of HLBE. Mr. Buesing is a member of the Company’s executive board.

Sherry Jean Larson - Governor. Ms. Larson has been a governor of the Company since March 2016. She is a certified public accountant and employed as the Senior Vice President and Controller for Independent Community Bankers of America located at 518 Lincoln Road, P.O. Box 267, Sauk Centre, Minnesota 56378. Her responsibilities include oversight of the preparation, organization and ongoing analysis of all financial information pertinent to ICBA and its subsidiaries. She was the Chief Financial Officer of Quam Construction in Willmar, Minnesota from December 2016 to March 2018. For the 15 years preceding, Ms. Larson was employed as a manager at Christianson & Associates, PLLP (“Christianson”), a public accounting firm located in Wilmar, Minnesota. In her role as a manager at Christianson, she assisted a wide variety of clients in the agriculture and manufacturing industries, including numerous ethanol and other alternative renewable fuel clients, with her primary focus on controller services, financial forecasting, business development, and preparation of business plans. Additionally, from October 2014 to April 2016, as part of her duties with Christianson, Ms. Larson served as the interim part- time chief financial officer for a private ethanol production facility pursuant to a financial and consulting services agreement between Christianson and the ethanol production facility. Prior to her employment with Christianson & Associates, Ms. Larson was employed as a senior accountant at Schlenner Wenner & Co. in St. Cloud, Minnesota from November 1997 to July 2001. She graduated from the University of Evansville with a bachelor’s degree in accounting and from St. Cloud State University with a master’s degree in business administration. Ms. Larson was selected as a nominee based on her business experience, knowledge of the ethanol industry, education and financial acumen.

Robin Spaude - Governor. Mr. Spaude was elected as an at-large governor in 2019. Mr. Spaude served as a full-time employee of the Company beginning in July 2005, serving as the Maintenance Manager from July 2005 to September 2006. From September 2006 to March 2019, Mr. Spaude served as the Company’s Plant Manager. As Plant Manager, Mr. Spaude was responsible for daily operations management, as well as execution of numerous project budgets and their implementation, which expanded the plant’s operations. Other major projects included cook, liquefaction, mill, dehydration and boiler capacity expansions; rail loop construction; office building expansion; and budget proposal, bid solicitation, and construction coordination for a storage bin addition. Since the plant’s construction, Mr. Spaude’s duties included capital equipment and operating budget forecasts. From March 2001 to July 2005, Mr. Spaude served as an independent contractor providing project and construction coordination services and assisting the Company with permitting, infrastructure, and construction management activities. Mr. Spaude also served as an appointed governor of Heron Lake BioEnergy, LLC (“HLBE”), from March 2020 to September 2021. From May 2008 to September 2009, Mr. Spaude also served as an independent contractor to Highwater Ethanol, LLC, providing project and construction coordinator services. Prior to Mr. Spaude’s work in the ethanol industry, he was employed for 31 years by Plews Division (a division of the Parker-Hannifin Corp. until its sale of Plews to the Stant Corp.), an automotive OEM and aftermarket company, serving as a Director of Manufacturing and Engineering. In this role, Mr. Spaude had multiple plant manufacturing and engineering responsibilities in the U.S. and Mexico. During his time with the Plews Division, Mr. Spaude’s work played a role in the sales and manufacturing growth from $24 million to $85 million over the course of seven years, via competitor acquisition, consolidation, and lean manufacturing strategies. Mr. Spaude is a retired Army Reserve officer of 20 years’ continuous service in ordinance and logistics. He also served as the Airport Commission chairman from 1988 to 2007 for the Granite Falls Airport, which involved site selection, construction, and public operations. Mr. Spaude graduated from Minnesota West Community and Technical College in Granite Falls, with a degree in Industrial Drafting and Design Technology. He has also completed numerous continuing education courses in engineering and business management over the course of his career. Mr. Spaude was selected as a board member based on his business experience in the ethanol industry and prior involvement with and knowledge of the Company.

Leslie Bergquist - Governor.  Mr. Bergquist served as a governor of the Company from 2013 to 2019. Since January 2012, Mr. Bergquist has owned and served as president of Bergquist Consulting Corporation located at 141 Skyline Dr, Granite Falls, Minnesota 56241, which provides commercial and agricultural loan reviews and appraisal reviews. Mr. Bergquist also serves as a farm manager for Fagen Farms, LLP and Fagen Farms II, LLP, both of which are affiliates of Fagen Holdings, Inc., and as a bus driver for Bennett & Bennett Transportation, Inc. Mr. Bergquist previously served as a senior credit analyst for Forstrom Bancorporation, Inc. from May 2007 through December 2011, and held the positions of president, vice president, and director during his tenure with Yellow Medicine County Bank, which spanned from August 2002 through May 2007. During his prior tenure as a governor of the Company, Mr. Bergquist also served as a one of our appointed governors to the board of governors of Heron Lake BioEnergy, LLC, the Company’s wholly owned subsidiary (“HLBE”), and as a member of the audit committee of HLBE. He also served as an appointed director of Agrinatural from September 2013 until March 2018, representing HLBE’s investment interest in Agrinatural. Mr. Bergquist’s experience as an executive, his knowledge of the agricultural industry, and his financial acumen and audit committee experience make him a valuable member of the Board.

Paul Enstad - Governor, Chairman of the Board of Governors. Mr. Enstad has served on the board of governors of the Company since its inception in 2000. Mr. Enstad has been farming corn and soybeans at his residence of 3124 490th Street in Granite Falls, Minnesota since 1978. He served on the board of directors of Farmers Cooperative Elevator Company, a member of the Company, from 1996 to 2011. Mr. Enstad previously served as a one of the Company's appointed governors of HLBE, representing GFE’s interest in that company, as well as the chairman of the HLBE board. Mr. Enstad also previously as an appointed director of Agrinatural, representing HLBE's investment interest in Agrinatural. The board believes Mr. Enstad's business experience, experience in board and leadership roles, and his knowledge of the ethanol industry, provides the board with valuable perspective.

David Forkrud - Governor. Mr. Forkrud was elected as an at-large governor of the Company in 2021. Mr. Forkrud previously managed farmer-owned cooperatives for 42 years, retiring in 2016.  Mr. Forkrud continues to work part-time for Farmer’s Co-op Oil Co. located at 461 2nd Avenue W in Echo, Minnesota, selling grain handling equipment. He was elected County Commissioner in the fall of 2016 for Redwood County.  Mr. Forkrud was and is a promoter of ethanol.

Kenton Johnson - Governor.  Mr. Johnson began his tenure with the Board in 2013 as Fagen, Inc.’s appointed governor and continued as a governor upon his election to the Board in 2014. Since 2007, Mr. Johnson has raised corn and soybeans in his farming operation located at 5347 270th Avenue in Granite Falls, Minnesota. In August 2009, Mr. Johnson became chief executive officer and shareholder of Prairie View Farms, Inc., a family owned and operated farming business. Since January 2013, Mr. Johnson has served as a director on the boards of Platinum Ethanol, LLC, a 125 million gallon per year ethanol plant located in Arthur, Iowa, and of Platinum Grain, LLC, a commercial grain elevator in Anthon, Iowa. Since October 2013, he has served on the board of Bushmills Ethanol, Inc., an 85 million gallon per year ethanol facility located in Atwater, Minnesota, as an appointee of our general contractor Fagen, Inc. Since June 2015, Mr. Johnson has served as a director for Ringneck Energy, LLC, an 80 million gallon per year ethanol facility in Onida, South Dakota, which commenced operations in 2019. Mr. Johnson previously served as one of the Company’s appointed governors to the board of governors of HLBE. Mr. Johnson received a Bachelor of Science degree in agriculture business management from Southwest Minnesota State University in 2011. Mr. Johnson’s leadership and agriculture experience and industry insight resulting from his board service for similar companies in the ethanol industry make him a valuable member of the Board.

Bruce LaVigne - Governor.  Mr. LaVigne has served as a governor of the Company since 2014. Mr. LaVigne is currently employed as the managing director of Red Lake Resources Ltd, headquartered at 900-555 Burrard St, Vancouver, British Columbia, V7X1M8, Canada, a private equity mineral exploration company, since April 2010 and as chief executive officer of Secluded Properties Limited, an Ontario company that develops commercial timber and mining, since February 1989. In addition, Mr. LaVigne is also former chief executive officer of Lac Seul Airways, Ltd. (having held the position of chief executive officer from 1998 to 2011); the chief executive officer of 972974 Ontario Limited, a private equity mining and real estate company; the chairman of 1009167 Ontario Limited, a private investment holding company; and a vice president of Boundary Waters Land and Timber, a private equity Minnesota real estate development and timber production company that manages 2,800 acres of commercial timber production land in northern Minnesota. Mr. LaVigne previously served as one of the Company’s alternate appointed governors to the board of governors of HLBE, representing our investment interest in HLBE. Mr. LaVigne’s leadership skills and strategic and operational business acumen make him a valuable member of the Board.

Martin Seifert - Alternate Governor. Mr. Seifert was first appointed by the Board as an alternate governor in May 2011. Since December 2014, Mr. Seifert has been employed as a lobbyist with the firm of Flaherty and Hood, P.A. at 525 Park Street, St. Paul, Minnesota 55103.  Previously, he was the executive director of the Avera Marshall Foundation from 2010 to 2013, which provides financial support for the Marshall Regional Medical Center hospital and long-term care facility. Mr. Seifert has also been a realtor with Real Estate Retrievers from 2010 to 2014. Mr. Seifert was a member of the Minnesota House of Representatives from 1996 to 2011. He also served as minority leader in the Minnesota House of Representatives from 2006 to 2009. Mr. Seifert graduated from Southwest Minnesota State University in 1995 with a Bachelor of Arts in political science. Mr. Seifert previously served as an alternate appointed governor of HLBE and serves on the board of directors of Catholic United Financial. Mr. Seifert provides significant assistance to our Board in the Company’s interaction with all levels of local and state government and also provides an independent, long-term view of the further development of Company’s site and business.

Rodney Wilkison - Governor, Vice Chairman of the Board of Governors. Mr. Wilkison was initially appointed to an at-large board seat in December 2006 and elected as an at-large governor in 2007. Since 1985, Mr. Wilkison has been the owner and chief executive officer of Wilkison Consulting Service, located at 117 Savannah Heights Blvd, Lynd, Minnesota 56157, which provides financial consulting, tax preparation, and monthly accounting services for farmers and small businesses. Prior to starting his consulting business, Mr. Wilkison worked for two different banks for over eleven years. Mr. Wilkison graduated from Pipestone Area Vocational Technical Institute with a degree in agricultural banking and is certified by the Minnesota Department of Agriculture as a Farm Business Management Instructor. Mr. Wilkison previously served as a one of GFE’s appointed governors to the board of governors of HLBE, representing the GFE’s interest in that company, as well as the vice-chairman and chair of the audit committee of HLBE. Mr. Wilkison has served as a member and chairman of the Company’s Audit Committee since his election as an at-large governor in 2007. The board believes Mr. Wilkison provides the board with critical financial and accounting acumen and because he qualifies as an audit committee financial expert.

Jeffrey Oestmann, Chief Executive Officer and General Manager.  Mr. Oestmann joined the Company in May 2021 as chief executive officer and general manager. Mr. Oestmann has worked in the agriculture and bio-fuel sectors for approximately 28 years. From 2013 to 2017, Mr. Oestmann served as President and CEO of East Kansas Agri-Energy, LLC, which operates an ethanol and renewable Diesel plant in Garnett, Kansas. From 2017 to 2019, Oestmann worked for Syngenta, an agricultural science and technology company, as Head of Bio-Fuel Operations. From 2012 to 2013, Mr. Oestmann served as president and CEO of Soy Energy. From 1994 to 2012, Mr. Oestmann worked in various roles for Cargill around the world, including operations, Risk management, Trading, marketing, a business development manager and product development leader. Mr. Oestmann received a business degree from the University of Nebraska at Omaha. Mr. Oestmann also serves as Chief Executive Officer of HLBE, GFE’s wholly owned subsidiary, a position he has held since May 26, 2021. Pursuant to the Company’s Natural Gas Local Distribution Company Management Agreement with Agrinatural, Mr. Oestmann also serves as Chief Executive Officer of that company, a position he has held since May 26, 2021. Mr. Oestmann also serves as a member of the Board of Managers of Agrinatural. It is anticipated that Mr. Oestmann will hold the office of Chief Executive Officer until the earlier of his resignation, death, disqualification or removal by the Board.

Stacie Schuler - Chief Financial Officer.  Ms. Schuler joined the Company in July 2005 as chief financial officer and controller. Prior to joining the Company, Ms. Schuler worked as a financial manager for Cargill, Incorporated from 1997 to 2005. Ms. Schuler received her accounting degree through Southwestern Technical College in Granite Falls, Minnesota and Southwest State University in Marshall, Minnesota. Ms. Schuler also serves as Chief Financial Officer of HLBE, GFE’s wholly owned subsidiary, a position she has held since July 31, 2013. Pursuant to the Company’s Natural Gas Local Distribution Company Management Agreement with Agrinatural, Ms. Schuler also serves as Chief Financial Officer of that company, a position she has held since February 3, 2020. Ms. Schuler also serves as a member of the Board of Managers of Agrinatural. It is anticipated that Ms. Schuler will hold the office of Chief Financial Officer until the earlier of her resignation, death, disqualification or removal by the Board.

ITEM 4. Terms of the Transaction.

(Reg. M-A 1004(a) and (c) through (f))

a)	The information set forth in the Proxy Statement under the captions "QUESTIONS AND ANSWERS ABOUT THE RECLASSIFICATION," "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Overview," "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Background," "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Reasons for the Reclassification," "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Purpose and Structure of the Reclassification," "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Effects of the Reclassification on GFE," "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Effects of the Reclassification on Members of GFE,” “SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Material Federal Income Tax Consequences of the Reclassification" and "THE SEVENTH AMENDED AND RESTATED OPERATING AGREEMENT" is hereby incorporated herein by reference.

(c)	The information set forth in the Proxy Statement under the captions "QUESTIONS AND ANSWERS ABOUT THE RECLASSIFICATION," "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Overview," "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Fairness of the Reclassification," "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Effects of the Reclassification on Members of GFE" and "THE SEVENTH AMENDED AND RESTATED OPERATING AGREEMENT" is hereby incorporated herein by reference.

(d)	The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Appraisal and Dissenters Rights" is hereby incorporated herein by reference.

(e)	The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Fairness of the Reclassification" and "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Factors Not Considered Material" is hereby incorporated herein by reference.

(f)	Not applicable.

ITEM 5. Past Contracts, Transactions, Negotiations and Agreements.

(Reg. M-A 1005(a) through (c) and (e))

(a)	In the ordinary course of business, we regularly enter into transactions to buy grain. From time to time, we may buy grain from related persons on the same basis as we buy grain from unrelated parties. For the fiscal year ended October 31, 2021, we purchased approximately $5,825,000 of corn from board members, consisting of approximately $1,170,000 from Enstad Brothers Partnership, of which Paul Enstad is a partner; approximately $2,860,000 from Buesing Ag Partnership, of which Dean Buesing is a partner; and approximately $1,795,000 from Prairie View Farms, which is controlled by Kenton Johnson.

(b)	Not applicable.

(c)	Not applicable.

(e)	Not applicable.

ITEM 6. Purposes of the Transaction and Plans or Proposals.

(Reg M-A 1006(b) and (c)(1) through (8))

(b)	The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Overview" "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Purpose and Structure of the Reclassification" and "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Effects of the Reclassification on GFE" is hereby incorporated herein by reference.

(c)	The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Effects of the Reclassification on GFE," "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Effects of the Reclassification on Members of GFE", and "THE SEVENTH AMENDED AND RESTATED OPERATING AGREEMENT" is hereby incorporated herein by reference.

ITEM 7. Purposes, Alternatives, Reasons and Effects.

(Reg. M-A 1013)

(a)	The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Background of the Reclassification Transaction," "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Reasons for the Reclassification" and "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Purpose and Structure of the Reclassification" is hereby incorporated herein by reference.

(b)	The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Background of the Reclassification Transaction," "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Reasons for the Reclassification," "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Fairness of the Reclassification" and "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Factors Not Considered Material" is hereby incorporated herein by reference.

(c)	The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Background of the Reclassification Transaction," "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Reasons for the Reclassification,” “SPECIAL FACTORS RELATED TO THE RECLASSIFICATION-Effects of the Reclassification on Members of GFE” and "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Purpose and Structure of the Reclassification" is hereby incorporated herein by reference.

(d)	The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Effects of the Reclassification on GFE," "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Effects of the Reclassification on Members of GFE" and "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Material Federal Income Tax Consequences of the Reclassification" is hereby incorporated herein by reference.

ITEM 8. Fairness of the Transaction

(Reg. M-A 1014)

(a)	The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Background of the Reclassification Transaction" "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Fairness of the Reclassification", "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Factors Not Considered Material" and "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Board Recommendation" is hereby incorporated herein by reference.

(b)	The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Fairness of the Reclassification," "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Factors Not Considered Material" and "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Board Recommendation" is hereby incorporated herein by reference.

(c)	The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Fairness of the Reclassification - Procedural Fairness" and "ABOUT THE SPECIAL MEETING - Quorum; Vote Required for Approval" is hereby incorporated herein by reference.

(d)	The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Fairness of the Reclassification" is hereby incorporated herein by reference.

(e)	The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Background of the Reclassification Transaction" and "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Board Recommendation" is hereby incorporated herein by reference.

(f)	Not applicable.

ITEM 9. Reports, Opinions, Appraisals and Negotiations.

(Reg. M-A 1015)

(a)	The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Fairness of the Reclassification," "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Factors Not Considered" and "OTHER MATTERS–Reports, Opinions, Appraisals and Negotiations" is hereby incorporated herein by reference.

(b)	Not applicable.

(c)	Not applicable.

ITEM 10. Source and Amounts of Funds or Other Consideration.

(Reg. M-A 1007)

(a)	The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Fees and Expenses; Financing of the Reclassification" is hereby incorporated herein by reference.

(b)	Not applicable.

(c)	The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Fees and Expenses" is hereby incorporated herein by reference.

(d)	Not applicable.

ITEM 11. Interest in Securities of the Subject Company.

(Reg M-A 1008)

(a)	The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Interests of Certain Persons in the Reclassification" and "SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS" is hereby incorporated herein by reference.

(b)	There have been no transactions in the securities of Granite Falls Energy, LLC during the past 60 days.

ITEM 12. The Solicitation or Recommendation.

(Reg. M-A 1012(d) and (e))

(d)	The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Interests of Certain Persons in the Reclassification" and "SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS" is hereby incorporated herein by reference.

(e)	The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Board Recommendation" is hereby incorporated herein by reference.

ITEM 13. Financial Statements.

(Reg M-A 1010(a) and (b))

(a)	The information set forth in the Proxy Statement under the caption "EXHIBITS INCORPORATED BY REFERENCE" is hereby incorporated herein by reference. In addition, the following documents are incorporated by reference herein:

•	Our Annual Report on Form 10-K and Form 10-K/A for fiscal year ended October 31, 2021, including audited financial information;

•	Our Quarterly Report on Form 10-Q for the quarter ended April 30, 2022.

(b)	The information set forth in the Proxy Statement under the caption "FINANCIAL INFORMATION–Pro Forma Information" is hereby incorporated herein by reference.

ITEM 14. Persons/Assets, Retained, Employed, Compensated or Used.

(Reg. M-A 1009)

(a)	The information set forth in the Proxy Statement under the captions "QUESTIONS AND ANSWERS ABOUT THE RECLASSIFICATION" and “ABOUT THE SPECIAL MEETING-Solicitation of Proxies; Expenses of Solicitation” is hereby incorporated herein by reference.

(b)	The information set forth in the Proxy Statement under the captions "QUESTIONS AND ANSWERS ABOUT THE RECLASSIFICATION" and “ABOUT THE SPECIAL MEETING-Solicitation of Proxies; Expenses of Solicitation” is hereby incorporated herein by reference.

ITEM 15. Additional Information.

(Reg. M-A 1011(b) and (c))

(b)	The information set forth in the Proxy Statement, including all appendices attached thereto, is hereby incorporated herein by reference.

(c)	The information set forth in the Proxy Statement, including all appendices attached thereto, is hereby incorporated herein by reference.

ITEM 16. Material to be Filed as Exhibits.

(a)	All documents specified in Item 1016(a) through (d), (f) and (g) (Reg. M-A 1016(a) through (d), (f) and (g))

(a)	Preliminary Proxy Statement, together with all amendments thereto, appendices and proxy card.*

(b)	Not applicable.

(c)	Not applicable.

(d)	Proposed Seventh Amended and Restated Operating Agreement. **

(f)	Not applicable.

(g)	Not applicable.

(b)	Exhibit 107- Table - The transaction valuation, fee rate, amount of filing fee.

*Incorporated by reference to the Company's Schedule 14A, filed with the SEC on July 26, 2022 (and amendments thereto).

**Incorporated by reference to Exhibit 99.4 of Exhibit (a).

SIGNATURES

After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

GRANITE FALLS ENERGY, LLC

Date: August 29, 2022	/s/ Jeffrey Oestmann
Jeffrey Oestmann
Chief Executive Officer

/s/ Stacie Schuler
Date: August 29, 2022	Stacie Schuler
Chief Financial Officer